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                                                                       EXHIBIT 5





           SPECIAL COMMITTEE OF THERMO BIOANALYSIS BOARD OF DIRECTORS
             RECOMMENDS ACCEPTANCE OF THERMO INSTRUMENT TENDER OFFER


Thermo BioAnalysis Corporation (ASE:TBA) today announced that the Special Committee of its Board of Directors, which consists of the sole director having no affiliation with Thermo Instrument Systems Inc. or its parent, Thermo Electron Corporation, is recommending that shareholders accept the $28.00 per share cash tender offer (the "Offer") made by Thermo Instrument on March 17, 2000. The Special Committee has determined that the $28.00 per share price is a fair price to be paid to the shareholders other than Thermo Electron and its affiliates (including Thermo Instrument) and is recommending that shareholders accept the Offer and tender their shares pursuant to the Offer. The Special Committee strongly urges each shareholder to read the factors considered by the Special Committee in the company's Schedule 14D-9, which has been filed today with the Securities and Exchange Commission and mailed to shareholders.